1700 BROADWAY SUITE 2100 DENVER, COLORADO 80290-2101 303.861.8013 PHONE 303.832.3804 FAX www.duffordbrown.com

jbrowne@duffordbrown.com

May 7, 2007

Via EDGAR, Copy Via Facsimile at (202) 772-9368 (w/o enclosure)

Anne Nguyen Parker, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Gold Resource Corp. / SEC File No. 333-129321 Post-Effective Amendment No. 3 to Registration Statement on Form SB-2

Dear Ms. Nguyen Parker:

On behalf of our client, Gold Resource Corporation (“the Company”), we enclose with this letter one marked copy of Post-Effective Amendment No. 3 to the Registration Statement on Form SB-2, SEC File No. 333-129321, filed with the Commission today.

Amendment No. 3 contains changes to the Post-Effective Amendment No. 2 filed with the Commission on April 10, 2007 in accordance with the comments contained in the Staff’s letter of May 1, 2007. All changes from the prior amendment to the Registration Statement have been marked to facilitate review by the Staff.

The following information responds to each comment contained in the Staff’s letter of May 1, 2007. Numbers assigned to the comments by the Staff have been retained by us. All references to page numbers are to the marked copy of the Amendment.

Accordingly, the Company’s responses are as follows:

Prospectus Summary

Comment No. 1

Comment complied with. The concurrent offering by selling shareholders for 5,859,700 shares on the Form SB-2 that was declared effective February 2, 2007 has been disclosed in the prospectus summary.

May 7, 2007
Anne Nguyen Parker
U.S. Securities and Exchange Commission

Summary Compensation Table, page 34

Comment No. 2

Comment complied with. The Summary Compensation Table has been revised to reflect the 1,500,000 shares of common stock awarded to William and David Reid in 2005.  In addition, the Company is filing an amendment to its annual report on Form 10-KSB which contains the revised Summary Compensation Table.

Selling Shareholders, page 39

Comment No. 3

Please be advised that we have discussed the Staff’s Comment No. 3 with representatives of the Company. Following such discussion, the Company respectfully submits its confirmation that to the best of its knowledge and after due inquiry, none of the selling shareholders are broker-dealers.

Based on the foregoing responses to the Staff’s letter of comment, the Company believes that the registration statement, as amended, is complete and correct in all material respects. Accordingly, the Company respectfully requests that the Commission consent to the filing of the Amendment.

We appreciate your attention.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ Jessica M. Browne

Jessica M. Browne, Esq.

JMB/db
Enclosure
cc:  Gold Resource Corporation
Carmen Moncada-Terry